June 29, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E., Stop 4631

Washington, D.C.  20549

RE:                              Ameriprise Financial, Inc.

Form 10-K for the Year Ended December 31, 2011 Filed February 24, 2012

Form 10-Q for the Period Ended March 31, 2012 Filed May 10, 2012

Definitive Proxy Statement on Schedule 14A Filed March 9, 2012

Response dated May 24, 2012

File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated June 18, 2012 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning Form 10-K for the Year Ended December 31, 2011 filed February 24, 2012 (“2011 10-K”), Form 10-Q for the Period Ended March 31, 2012 filed May 10, 2012, Definitive Proxy Statement on Schedule 14A filed March 9, 2012 and Response dated May 24, 2012 for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by the Company’s response.

Form 10-K for Year Ended December 31, 2011

Item 1A. Risk Factors

Breaches of security or interference with our technology infrastructure could harm our business, page 35

1.              Based on your response to comment one in our April 24, 2012 letter, it appears that you have experienced cybersecurity incidents that have not been material to your business or results of operations. If true, in future filings, please simply state this fact.

Company Response:

The Company will revise the applicable risk factor disclosure in its Form 10-K for the year ended December 31, 2012 (“2012 10-K”) to state that cybersecurity incidents have not been material to its business or results of operations, if true at the time of filing. Based on the Company’s conversation with Edward Kelly, Senior Counsel, on June 19, 2012, we confirm that we are not required to provide additional disclosure about specific incidents, unless those incidents are material.

Management’s Discussion and Analysis, page 42

General

2.              We note your response to comment five in our letter dated April 24, 2012. Please also discuss the specific underlying reasons for changes in assumptions which significantly impacted the amortization amounts of deferred acquisition costs from period to period. For example, please discuss what led to the extensions of annuity amortization periods. Please also explain spread compression. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

The amortization of deferred acquisition costs (“DAC”) explanation in our 2012 10-K will be revised and updated as appropriate, as follows (changes/additions from our letter dated May 24, 2012 are in bold):

“Amortization of DAC increased $491 million to $618 million for the year ended December 31, 2011 compared to $127 million for the prior year, primarily due to the impact of updating valuation assumptions and models, as well as the market impact on amortization of DAC. Amortization of DAC in 2011 included an expense of $61 million from updating valuation assumptions and models which was primarily driven by a decrease in income earned on assets due to the current low interest rate environment compared to the interest credited to the contractholders, which in many instances are at their minimum guarantees.

In 2010, there was a $358 million benefit to amortization of DAC from updating valuation assumptions and models, of which $204 million was due to extending annuity amortization periods. Persistency on both fixed and variable annuities improved to the point where the DAC amortization periods needed to be extended to better align the recognition of expense with revenues anticipated over the life of the business. In addition, improved persistency led to an increase in benefit costs for variable annuity guarantees which reduces profits used to amortize DAC and resulted in a decrease in amortization of DAC of $70 million. A $76 million benefit was also recognized due to an increase in spreads.

The market impact on amortization of DAC was an expense of $15 million in 2011 compared to a benefit of $31 million in the prior year as a result of flat equity markets in 2011, compared to improving equity markets in 2010.”

3.              We note your response to comment six in our letter dated April 24, 2012. Please help us better understand how you determined that flow and market appreciation/(depreciation) information related to Assets under Administration is not meaningful. In this regard, we note that you do earn certain fees based on a contractual percentage of these assets. Please help us understand how significant the fees are which are earned based on a percentage of these assets compared to those fees earned on a transactional basis. Please provide to us the amounts recorded related to each of these for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012.

Company Response:

We do not believe that flow and market appreciation/(depreciation) information related to Assets under Administration (“AUA”) is meaningful due to the fact that the majority of fees we earn on AUA are not tied to asset levels. As indicated below, fees earned on AUA are mostly transactional in nature, including those that are recognized when clients sell assets in their brokerage accounts or make changes to the investment choices supporting their annuities.  By comparison, the primary driver of fees earned on Assets under Management (“AUM”) is the average AUM for the applicable period.  We provide rollforwards of the AUM by segment because we believe the flow information and the impact of market appreciation/(depreciation) is helpful in analyzing the results of operations by segment.

Separate from our assessment of the relevance of AUA levels, we note that we have limited access to AUA flow and market appreciation/(depreciation) information due to the fact that AUA may be held by third party institutions. Under these circumstances it would be difficult to provide AUA rollforward information with reasonable precision.

AUA totaled $111.4 billion as of March 31, 2012. Of this amount, $101.3 billion is attributable to the Advice & Wealth Management segment. The following table provides the amount of fees the Advice & Wealth Management segment earned from AUA for the three years ended December 31, 2011 and for the first quarter of 2012:

	For the Three
	Months Ended	For the Years Ended December 31,
	March 31, 2012	2011	2010	2009
	(in millions)
Transactional based fees	$119.4	$458.3	$424.1	$288.7
Asset based fees	68.3	244.2	229.7	141.7
Other fees	6.9	27.3	23.2	0.4
Total fees earned on AUA	$194.6	$729.8	$677.0	$430.8

Consolidated Results of Operations, page 52

4.              We note your response to comment seven in our letter dated April 24, 2012. Your revised presentation does not appear to separately present each significant component on a gross basis in your rollforwards of Assets Under Management, including redemptions and distributions. Please advise or revise as necessary. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

In future filings, we will revise our rollforwards of institutional and alternative AUM to present inflows and outflows on a gross basis. Outflows primarily represent redemptions. Distributions do not apply to institutional accounts. At this time, we are not able to calculate inflows and outflows separately for certain institutional and alternative accounts on a historical basis but are working to obtain these amounts to disclose in our June 30, 2012 10-Q. The following table presents the template for disclosure in future filings:

	2012	2011
(in billions)
Institutional
Beginning assets	$—	$—
Inflows	—	—
Outflows	—	—
Net flows	—	—
Market appreciation (depreciation) and other	—	—
Total ending assets	—	—

Alternative
Beginning assets	—	—
Inflows	—	—
Outflows	—	—
Net flows	—	—
Market appreciation (depreciation) and other	—	—
Total ending assets	—	—

5.              We note your response to comment eight in our letter dated April 24, 2012. Please separately discuss redemptions as well as any additional significant components which impact your Assets Under Management. In your proposed discussion for the Advice & Wealth Management Assets Under Management, you state that the average S&P 500 Index increased 11% in 2011 compared to 2010. In light of this, please help us understand why there was market depreciation based on your rollforward. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

AUM flows are driven by individual investor decisions to change their investment preferences based on market conditions, risk appetite and liquidity needs as well as other potential influencing factors. It is difficult to provide meaningful information on the drivers of flows given the numerous factors that impact investor decisions. In our response to comment eight in our letter dated May 24, 2012, we discussed significant outflows that we feel are meaningful to understand underlying trends in our net flows. For example, we stated that retail assets remained a significant challenge for the industry and that we remain in net outflows in retail funds at Columbia partially because of weakness in sub-advised accounts as well as outflows from a few specific funds. We stated that Columbia outflows included $9.0 billion of outflows of low basis point, former parent company assets. We also stated that we expect former parent outflows to continue including approximately $4 billion in the first quarter of 2012 and an additional $3 billion as 2012 progresses. In addition, we disclosed that we expect approximately $1.8 billion in additional outflows in the second quarter of 2012 related to the New York 529 plan. In the future, we will disclose individually significant redemptions or trends that management has identified that could impact results.

The market depreciation and other amount of $1.4 billion in the 2011 wrap account rollforward is the sum of the market appreciation (depreciation) and other for all four quarters, not the average. This change is more closely correlated with the change in the ending S&P 500 Index, which was flat year-over-year. Despite the flat ending S&P 500 Index, the market impact on the individual investments underlying the wrap account AUM was negative.

In our 2012 10-K, we will include the following revised language, to be updated as appropriate, with our table that includes both a rollforward of ending wrap account AUM and our average wrap account AUM:

“Wrap account assets increased $5.9 billion, or 6%, to $103.4 billion at December 31, 2011 compared to the prior year due to net inflows, partially offset by market depreciation. The ending S&P 500 Index was flat in 2011 compared to 2010.

Average wrap account assets increased $13.6 billion, or 15%, in 2011 compared to 2010 driven by net inflows and market appreciation. The average S&P 500 Index increased 11% in 2011 compared to 2010.”

Liquidity and Capital Resources, page 86

Cash Flows

Operating Activities, page 89

6.              We note your response to comment 10 in our letter dated April 24, 2012. Please ensure that you also discuss the underlying causes for changes in the other significant components of cash flows from operating activities from period to period as well as those related to net cash collateral held related to derivative instruments. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

In future filings, we will expand our discussion to include the underlying causes for changes in significant components of cash flows from operating activities from period to period. In our 2012 10-K, we will revise the narrative, and update as appropriate, as follows:

“Net cash provided by operating activities for the year ended December 31, 2011 increased $331 million to $2.2 billion compared to $1.8 billion for the year ended December 31, 2010. Net cash collateral held related to derivative instruments increased $627 million in 2011 compared to the prior year due to the change in fair value of our net over-the-counter derivatives after master netting arrangements. See Note 15 to our Consolidated Financial Statements for further information on our derivative instruments and collateral arrangements. Income taxes paid, net increased $309 million in 2011 compared to the prior year primarily due to a reduction of taxes paid in 2010 due to utilization of net operating losses and tax credit carryforwards from prior year tax returns. Net cash provided by operating activities in 2011 included an increase in cash generated from higher fee revenue, partially offset by higher payments for distribution expenses. Net cash outflows related to investment properties of consolidated investment entities increased $197 million in 2011 compared to 2010 primarily due to higher purchases of properties, which was partially offset by a $175 million increase in cash provided by the change in restricted and segregated cash primarily driven by lower amounts segregated in special reserve bank accounts for the benefit of brokerage customers.”

Consolidated Statements of Cash Flows, page 102

7.              We note your response to comments 13 and 14 in our letter dated April 24, 2012 and have the following additional comments.

•                  Please explain why the components of the unrealized (gains) losses in net investment income are not separately presented as adjustments to reconcile net income to net cash provided by operating activities; and

•                  Please provide us with the separate components of the changes in other operating assets and liabilities of consolidated investment entities, net for each of the three years ended December 31, 2011. For 2011, you presented a $188 million net change in operating assets and liabilities of consolidated investment entities in your Form 10-K for the year ended December 31, 2011. Please help us reconcile this amount to the new line items you intend to present based on your proposed disclosures.

Company Response:

The following tables provide a reconciliation of the previously reported amounts in our cash flows from operating activities to the new lines we intend to present for each of the three years ended December 31, 2011. These tables include the separate lines for the components of the unrealized gains/losses in net investment income for trading securities and equity method investments, as well as the reclassified amounts related to our consolidated investment entities. The unrealized gains/losses on derivatives included in net investment income are not material and therefore we do not intend to include this as a separate line within cash flows from operating activities. The amounts were $4 million, $7 million and $16 million for the years ended December 31, 2011, 2010 and 2009, respectively.

	Year Ended December 31, 2011
	Previously
	Reported	Reclass	Revised
	(in millions)
Cash Flows from Operating Activities
Net income	$970	$—	$970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion, net	110	—	110
Deferred income tax expense	61	—	61
Share-based compensation	145	—	145
Net realized investment gains	(34)	—	(34)
Net unrealized losses on trading securities	—	1	1
Loss from equity method investments	—	42	42
Other-than-temporary impairments and provision for loan losses	43	—	43
Net loss of consolidated investment entities	106	9	115
Changes in operating assets and liabilities:
Restricted and segregated cash and investments	(11)	—	(11)
Deferred acquisition costs	126	—	126
Other investments, net	48	(43)	5
Future policy benefits and claims, net	(28)	—	(28)
Receivables	(260)	—	(260)
Brokerage deposits	225	—	225
Accounts payable and accrued expenses	(80)	—	(80)
Derivatives collateral, net	738	—	738
Cash held by consolidated investment entities	—	2	2
Investment properties of consolidated investment entities	—	(218)	(218)
Other operating assets and liabilities of consoldiated investment entities, net	(188)	207	19
Other, net	207	—	207
Net cash provided by operating activities	2,178	—	2,178

	Year Ended December 31, 2010
	Previously
	Reported	Reclass	Revised
	(in millions)
Cash Flows from Operating Activities
Net income	$1,260	$—	$1,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion, net	110	—	110
Deferred income tax expense	513	—	513
Share-based compensation	158	—	158
Net realized investment gains	(60)	—	(60)
Net unrealized gains on trading securities	—	(12)	(12)
Income from equity method investments	—	(4)	(4)
Other-than-temporary impairments and provision for loan losses	47	—	47
Net gain of consolidated investment entities	(163)	57	(106)
Changes in operating assets and liabilities:
Restricted and segregated cash and investments	(186)	—	(186)
Deferred acquisition costs	(398)	—	(398)
Other investments, net	2	16	18
Future policy benefits and claims, net	383	—	383
Receivables	(441)	—	(441)
Brokerage deposits	222	—	222
Accounts payable and accrued expenses	195	—	195
Derivatives collateral, net	111	—	111
Cash held by consolidated investment entities	—	166	166
Investment properties of consolidated investment entities	—	(21)	(21)
Other operating assets and liabilities of consoldiated investment entities, net	148	(202)	(54)
Other, net	(54)	—	(54)
Net cash provided by operating activities	1,847	—	1,847

	Year Ended December 31, 2009
	Previously
	Reported	Reclass	Revised
	(in millions)
Cash Flows from Operating Activities
Net income	$737	$—	$737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion, net	120	—	120
Deferred income tax expense	(24)	—	(24)
Share-based compensation	182	—	182
Net realized investment gains	(163)	—	(163)
Net unrealized gains on trading securities	—	(79)	(79)
Income from equity method investments	—	(4)	(4)
Other-than-temporary impairments and provision for loan losses	132	—	132
Net loss (gain) of consolidated investment entities	(15)	17	2
Changes in operating assets and liabilities:
Restricted and segregated cash and investments	245	—	245
Deferred acquisition costs	(403)	—	(403)
Other investments, net	301	83	384
Future policy benefits and claims, net	105	—	105
Receivables	(186)	—	(186)
Brokerage deposits	(94)	—	(94)
Accounts payable and accrued expenses	26	—	26
Derivatives collateral, net	(1,914)	—	(1,914)
Cash held by consolidated investment entities	—	(70)	(70)
Investment properties of consolidated investment entities	—	(392)	(392)
Other operating assets and liabilities of consoldiated investment entities, net	(453)	445	(8)
Other, net	86	—	86
Net cash provided by operating activities	(1,318)	—	(1,318)

Notes to the Financial Statements

Note 22.  Commitments, Guarantees and Contingencies Guarantees, page 159

8.              We note your response to comment 20 in our letter dated April 24, 2012. In a similar manner to your response, please disclose the circumstances in which you provide capital support payments to your funds and waive fees as well as the amounts of capital support payments made and fees waived during each period presented.

Company Response:

In future filings, we will provide an appropriate discussion within our Management’s Discussion and Analysis for the results of operations of our Asset Management segment regarding the circumstances in which we provide capital support payments and/or fee waivers to the Columbia Money Market Funds (the “Funds”) that are advised by Columbia Management Investment Advisers, LLC (“CMIA”). This discussion will be revised and updated as appropriate and will substantially reflect the following information:

“In 2009 and 2010, we made capital support payments to the Funds in connection with realized and unrealized losses on certain holdings of such Funds owing to conditions then-prevailing in the credit markets and the isolated defaults of unaffiliated structured investment vehicles held in the portfolios of the Funds. The aggregate amount of capital support payments made to the Funds for these years was $14.6 million and $9.1 million, respectively, and no similar payments have been made to the Funds since. Since the decision to make these payments was driven by the unique circumstances described above, we cannot reasonably predict when or if similar capital contributions to the Funds will be made in the future. Any such capital injections would be made on a voluntary basis, as we have not provided a formal capital support agreement or net asset value guarantee to the Funds.

From time to time, fee waivers have been provided to the Funds by CMIA and certain other subsidiaries performing services for the Funds for the purposes of reducing the expenses charged to a Fund in a given period to maintain or improve a Fund’s net yield in that period. Our subsidiaries may enter into contractual arrangements with the Funds identifying the specific fees to be waived and/or expenses to be reimbursed, as well as the time period for which such waivers will apply. In aggregate, we voluntarily waived fees of $14.1 million, $14.5 million and $11.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.”

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,

/s/ David K. Stewart
David K. Stewart
Senior Vice President and Controller

cc:	James M. Cracchiolo, Chairman and Chief Executive Officer
Walter S. Berman, Executive Vice President and Chief Financial Officer

Nudrat Salik
Division of Corporation Finance
Securities and Exchange Commission